Mr. John P. Nolan,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

August 14, 2008

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2007

File Number: 001-10284

Dear Mr. Nolan,

Thank you for your letter dated August 5, 2008 in relation to the above filing. We have reviewed your comments and have detailed below our responses and, where appropriate, indicated the relevant action we intend to take when preparing future filings.

Provision and allowance for loan losses, page 92

1.	We note your disclosures in this section and on pages 35-36, 94-96 and 99 regarding the provision and allowance for loan losses, net loans charged off and impaired loans. In order to enhance the usefulness of your current disclosures, please disclose how the following impacts your allowance movements as it relates to the level of nonperforming and impaired loans in the appropriate section of future filings:

•	Particular metrics or coverage ratios that you use in determining the adequacy of the allowance for loan losses considering your level of nonperforming and/or impaired loans in accordance with IFRS;

•

Enhanced disclosure detailing the particular facts and circumstances which contributed to the individual loan loss provisions by country of operation given the relative amount of nonperforming and impaired loans;

AIB response

AIB Group does not use pre-determined provision cover ratios for different sectors or geographic areas, to determine the adequacy of the allowance for loan losses.

AIB uses an incurred loss model as required by IFRS and while a consistent approach to provisioning based on this incurred loss model is applied throughout the Group, the provisioning approach takes account of factors in local markets and geographies. Specific provisions are computed based on a combination of the estimated amount of recovery, including the realisation of security and the likely timing of these receipts. IBNR (incurred but not reported) provisions are computed taking account of the grade profile, historic loss rates, and the prevailing economic environment.

When raising specific provisions, AIB divides its impaired portfolio into two categories namely, Individually significant and Individually insignificant.

Individually significant impairment

Each division sets a threshold above which cases are assessed on an individual basis.

For those credits identified as being impaired, the individual impairment provision is calculated by discounting the expected future cash flows at the exposures effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. The key inputs to the discounted cash flow models are the estimated amount and timing of cash flows (to include scheduled repayments, interest payments or payments due from realisation of security) and the exposure’s effective interest rate.

Security value, particularly real estate, is one of the key drivers in the calculation of the level of impairment provisions. When assessing cash flows arising from the realisation of security, AIB takes into account the market value of the security, the circumstances in which it is being realised (i.e. forced or agreed sale) and the costs to realise. The estimated timing of receipt of funds takes into account the circumstances of the particular case. While book values and professional valuations may be used as a support, the lender brings their experience and judgement to bear on the valuation.

Individually insignificant impairment

The calculation of an impairment charge for impaired credits below the “significant” threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics and impairment is calculated by reference to the loss history experience for the asset pool (i.e. amount and timing of cash flows / loss given default).

In summary, when considering the adequacy of our loan loss allowances, AIB looks at the ratio in terms of a) Specific allowance and b) IBNR allowance. The Specific allowance is created to cover impaired loans in the portfolio using the methodologies as outlined above. The IBNR provision is established to cover impaired loans while not yet specifically identified are known to be present in any portfolio and the level is based on grade profiles and historic loss rates adjusted by management where appropriate and taking into account the current economic environment.

•

Additional disclosure in Note 25 of your financial statements on page 157 to define what is the 13 point Group ratings masterscale in the context of a ‘number of bespoke ratings tools which have been calibrated to suit the needs of the individual business units’; and

•

As a related matter, please clearly explain more fully how the ratings masterscale is a number of bespoke rating tools which have been calibrated to suit the needs of the individual business units is factored into your provision and allowance for loan loss determinations.

AIB response

The Group’s Rating systems consist of a number of individual Rating tools in use across the Group designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing the portfolios within those units.

As outlined on page 87 of the 2007 Form 20-F, Risk identification and assessment and page 88 Provisioning for impairment, the identification of loans for specific assessment as to whether they are impaired is driven by the Group’s Rating systems. The ratings profiles are one of the factors that are referenced in determining the appropriate level of IBNR (incurred but not reported) provisions.

The Group uses a 13 point Group Ratings Masterscale to provide a common and consistent framework for aggregating, comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The Masterscale, which is not in itself a rating tool, aggregates the credit profile of the exposures on a probability of default (PD) basis, and is not used in determining the allowance for loan losses.

In addition, please provide proposed disclosure based on your current Form 20-F document.

AIB response

Proposed disclosures are set out in Appendices 1, 2 and 3.

Note 56. Fair Value of Financial Instruments

2.	We note your disclosure that fair value is based upon quoted market prices where available and that in certain cases, where there are no ready markets, various techniques have been used to estimate the fair value of the instruments. Specifically, we note reference to option pricing models, financial markets pricing models, and market standard revaluation methodologies used to determine fair value in your disclosure. In future filings, please revise to disclose the assumptions used in each of your valuation models. Please also separately disclose the extent to which a particular valuation model is used to value certain of your asset and liability classes. Refer to paragraph 27 of IFRS 7 and provide us with your proposed disclosure.

AIB response

Our disclosures in the 2007 20-F relating to the fair value of financial instruments are set out in a number of sections as follows:-

•	Item 5 – Critical Accounting Policies – Fair value of financial instruments (pages 26 - 27);

•	Accounting Policies – Financial Assets (pages 116 - 117); and

•	Note 56. Fair Value of Financial Instruments (pages 191 - 193).

In the preparation of its financial statements at December 31, 2007, AIB Group used:-

•	quoted market prices; and

•	valuation techniques using observable market data.

Quoted market prices were used to value the Trading portfolio financial assets (Note 23), Debt Securities and quoted equity shares in the Available for Sale portfolio (Note 29) and Exchange traded derivatives (Note 50).

Valuation techniques including discounted cash flow methodologies, option pricing models, and other market standard revaluation methodologies were used to estimate the fair value of “over-the-counter” derivative financial instruments (Note 50) and were also used in respect of unquoted equity shares. Where valuation techniques were used in determining fair value, these were supported by observable market data, and as a result paragraphs 27 (c) and (d) of IFRS 7 were not applicable at December 31, 2007. The applicability of these requirements will be kept under review and we will incorporate the disclosures should non-observable market data be used in valuing our financial instruments at December 31, 2008.

In determining the fair value of loans and receivables, and deposit liabilities, including debt securities in issue, for disclosure in the Notes to the Financial Statements, valuation techniques were used. The fair value of subordinated liabilities was determined using quoted prices, and where quoted prices were not available valuation techniques based on observable market data were used.

We would mention that during the course of the current year, AIB determined that, due to the lack of observable market prices that represented actual and regularly occurring market transactions, the markets for a considerable part of its debt securities portfolio were no longer active. In the absence of reliable observable market prices, the fair values of certain financial assets were determined using valuation techniques including cash flow models which use observable market data. Should this situation continue to pertain at December 31, 2008, the appropriate disclosures will be incorporated into our Annual Report on Form 20-F.

We are reviewing our proposed disclosures for December 2008 in the context of developments in the market place and in recommended disclosures, including those issued by the Senior Supervisors Group and the draft statement issued by The Committee of European Securities Regulators. While we will continue to keep our proposed disclosures under review in the light of changes in valuation approaches and/or changes in recommended disclosure practice, the current draft disclosures with regard to the Fair Value of Financial Instruments as at December 31, 2008 are set out in Appendix 4.

3.	As a related matter, we note your references to the use of external pricing services to value your trading portfolio of assets/liabilities, financial instruments available for sale, and your derivative financial instruments. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include a consent for each individual expert. Please refer to Rule 436(b) of Regulation C.

AIB response

We have noted your comments with regard to the use of external pricing services to value our trading portfolio. The reference to external pricing services was intended to relate to the procedures whereby in establishing market prices for instruments traded in active markets, AIB uses market prices from market contributors, i.e. market makers and/or investment banks who publish bid and offer levels (usually on Bloomberg or other electronic pricing systems) which reflect an indicative price that they are prepared to buy or sell a particular instrument.

AIB takes full responsibility for determining the valuations at which financial instruments are recorded in the balance sheet. The reference to external pricing services was not intended to make reference to an independent valuation firm or other expert which would require the consent of the expert in a registration statement under the 1933 Act. We will clarify this disclosure in future filings.

*            *            *            *             *

In responding to the matters addressed above, AIB acknowledges that:-

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses adequately address the comments raised and if you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

Yours sincerely,

Eugene Sheehy

Chief Executive Officer

Appendix 1

Proposed disclosures in Item 11 Risk management

Credit risk: Loan portfolio: on page 92 of Form 20-F

Provision and allowance for loan losses

Under IAS 39, there are two types of provisions, (a) Specific and (b) Incurred but not reported (“IBNR”), i.e. collective provisions for earning loans.

A provision for loan losses is taken as a charge to income and added to the allowance for loan losses to bring the allowance to an appropriate level having regard to both specific and general factors. Any subsequent charge off (write-off) is charged against the allowance.

Specific provisions

A specific provision is made against problem loans when, in the judgement of management, the estimated repayment realisable from the obligor, including the value of any security available, is likely to fall short of the amount of principal and interest outstanding on the obligor’s loan or overdraft account. The amount of the specific provision made in AIB Group’s consolidated financial statements is intended to cover the difference between the balance outstanding on impaired loans and estimated recoveries (i.e. the present value of future cash flows).

When raising specific provisions, AIB divides its impaired portfolio into two categories namely, Individually significant and Individually insignificant.

Individually significant impairment

Each division sets a threshold above which cases are assessed on an individual basis. For those credits identified as being impaired, the individual impairment provision is calculated by discounting the expected future cash flows at the exposure’s effective interest rate and comparing the result (the estimated recoverable amount) to the carrying amount of the loan to determine the level of provision required. The key inputs to the discounted cash flow models are the estimated amount and timing of cash flows (to include scheduled repayments, interest payments or payments due from realisation of security) and the exposure’s effective interest rate.

Security value, particularly real estate, is one of the key drivers in the calculation of the level of impairment provisions. When assessing cash flows arising from the realisation of security, the lender takes into account the market value of the security, the circumstances in which it is being realised (i.e. forced or agreed sale) and the cost to realise. The estimated timing of receipt of funds must take into account the circumstances of the particular case. While book values and professional valuations may be used as a support, the lender brings their sectoral experience and judgement to bear on the valuation.

Individually insignificant impairment

The calculation of an impairment charge for credits below the “significant” threshold is undertaken on a collective basis. Loans are grouped together in homogeneous pools sharing common characteristics and impairment is calculated by reference to the loss history experience for the asset pool (i.e. amount and timing of cash flows / loss given default).

While a uniform approach is adopted throughout the Group, depending upon the range / depth of customer and portfolio information available, the methodologies used in establishing the level of impairment may vary within the divisions. The nature of the asset pools may also differ within divisions.

When a loan has been subjected to a specific provision and the prospects for recovery do not improve, a point will come when it may be concluded that there is no realistic prospect of recovery. When that point is reached, the amount of the loan which is considered to be beyond prospect of recovery is charged off. The management process for the identification of loans requiring provision is underpinned by independent tiers of review. Credit quality and loan loss provisioning are independently monitored by head office personnel on a regular basis. A group wide system for rating advances according to agreed credit criteria exists with an important objective being the timely identification of vulnerable loans so that remedial action can be taken at the earliest opportunity. The rating of an exposure is fundamental to the determination of provisioning in AIB Group; it triggers the process which results in the creation of a specific provision on individual loans where there is doubt on recoverability.

Collective impairment for performing book (Incurred but not reported loss)

IBNR provisions are maintained to cover loans which are impaired at balance sheet date and, while not specifically identified, are known from experience to be present in any portfolio of loans. IBNR provisions can only be recognised for incurred losses and are not permitted for losses that are expected to happen as a result of likely future events. IBNR provisions are determined by reference to loss experience in the portfolios and to the credit environment at balance sheet date.

IBNR provisions are maintained at levels that are deemed appropriate by management having considered: credit grading profiles and grading movements; historic loan loss rates; changes in credit management procedures, processes and policies; levels of credit management skills; local and international economic climates; and portfolio sector profiles / industry conditions.

The approach used for the collective evaluation of impairment is to split the performing financial assets into homogeneous pools on the basis of similar risk characteristics. The asset pools are multiplied by the “average annual loss rate” for that pool, suitably adjusted where appropriate for any factors currently affecting the portfolio that may not have been a feature in the past or vice versa. The resultant amount is then adjusted to reflect the Emergence Period, i.e. the time it takes following a loss event for an individual loan to be recognised as impaired requiring a specific provision.

The Emergence Period is key in determining the level of collective provisions. Emergence Periods for each divisional portfolio are determined by taking into account current credit management practices, historical evidence of assets moving from “good” to “bad” as a result of a “loss event” and will include actual case studies. The maximum Emergence Period applied in AIB is 12 months.

The level of IBNR provisions is reviewed quarterly to ensure it remains appropriate and adequate.

Appendix 2

Proposed disclosures in Item 11 Risk management

Credit risk: Loan portfolio: on page 94

The following commentary is proposed to be inserted on page 94 just after the table showing ‘Allowance at end of period as a percentage of total loans, less unearned income, at end of period’.

When considering the adequacy of the loan loss allowances, AIB looks at the ratio in terms of a) Specific allowance and b) IBNR allowance. The Specific allowance is created to cover impaired loans in the portfolio using the methodologies as outlined on page 92. The IBNR allowance is established to cover impaired loans while not yet specifically identified are known to be present in any portfolio and the level is based on the grade profile, historic loss rates adjusted by management where appropriate and taking into account the current economic environment, as outlined on page 92.

The reduction in total allowance from 0.66% to 0.58% is influenced particularly by the reduction in the Specific allowance as a percentage of loans which decreased by 0.07% in the period. This was largely due to the combined impact of an increase in total loans in the period of €24 billion (23%) when currency factors are excluded or an increase of €21 billion (19%) including the impact of currency and the addition of a number of large impaired loans with a low level of provisions required taking account of the value of collateral held by the bank. Specific allowances are allocated to individual impaired loans (see page 96 for geographic split by sector).

The IBNR allowance as a percentage of loans reduced only marginally since December 2006 reflecting:

•	Advances growth in the year of 23% (excluding currency impacts)

•	The improvement in loss histories.

Appendix 3

Proposed disclosures in Note 25 to the Financial statements

in respect of ratings profiles

Ratings profiles

The Group’s Rating systems consist of a number of individual Rating tools in use across the Group designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing the portfolios within those units.

As outlined on page 87 Risk identification and assessment and page 88 Provisioning for impairment, the identification of loans for specific assessment as to whether they are impaired is driven by the Group’s Rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of IBNR (incurred but not reported) provisions.

The Group uses a 13 point Group Ratings Masterscale to provide a common and consistent framework for aggregating comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The Masterscale, which is not in itself a rating tool, is probability of default (PD) based, and is not used in Provision Methodologies. The Masterscale consists of a series of PD ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group.

Masterscale Rating Ranges:

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s Criticised Loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 – 13 contains the remainder of the Groups criticised loans, including impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

The table below profiles AIB Group’s Loans and Advances to Customers by Group Ratings Masterscale:

	Corporate/ Commercial	Residential mortgages	Other	2008 Total	Corporate/ Commercial	Residential mortgages	Other	2007 Total
	(Euro in millions)
Masterscale grade
1 to 3					5,217	17,494	1,897	24,608
4 to 10					82,141	8,199	8,783	99,123
11 to 13					2,734	343	1,908	4,985

					90,092	26,036	12,588	128,716

Unearned income								(371)
Provisions								(742)

Total								127,603

Borrowings are classified into each category as follows:

Corporate/Commercial includes loans to corporate and larger commercial enterprises processed through one of the Group’s corporate/commercial rating tools, where the exposure is typically greater than €300,000.

Residential Mortgages includes loans for the purchase of residential properties processed through Group residential mortgage rating tools. In some circumstances, residential mortgage exposures can be processed through the Group’s Corporate and Commercial rating tools (e.g. where a borrower has multiple investment properties).

Other includes loans to Small and Medium Sized Entities (SMEs) and individuals. In some cases Behaviour scoring and Credit scoring methodologies are used.

Appendix 4

Current proposed draft disclosures in respect of Fair Values of Financial Instruments

Item 5—Critical Accounting Policies

Fair value of financial instruments

Certain of the Group’s financial instruments are carried at fair value, including derivatives, financial instruments at fair value through profit or loss and financial investments available for sale. Estimation of fair value can involve the significant use of judgement.

The methods used to determine the fair value of financial instruments can be analysed as follows:-

•	quoted market prices in active markets where those prices were considered to represent actual and regularly occurring market transactions on an arm’s length basis; and

•	valuation techniques using observable market data.

Quoted prices in active markets

Quoted market prices are used where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis, in active markets.

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore market makers and/or investment banks (“contributors”) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/or investment banks.

Valuation techniques using observable market data

In the absence of quoted market prices, fair value is calculated using valuation techniques.

Where the fair value is calculated using valuation techniques, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These valuation techniques use as their basis independently sourced market data including interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Most market data are either directly observable or are implied from instrument prices. The assumptions involved in these valuation techniques include:-

•

the likelihood and expected timing of future cash flows of the instrument. These cash flows are generally governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. In addition, future cash flows may also be sensitive to the occurrence of future events, including changes in market rates; and

•	selecting an appropriate discount rate for the instrument, based on the interest rate yield curves including the determination of an appropriate spread for the instrument over the risk-free rate.

The calculation of fair value for any financial instrument may require adjustment of the quoted price or the valuation technique output to reflect the cost of credit risk, the illiquidity of the market, and hedging costs where these are not embedded in underlying valuation techniques or prices used.

The choice of contributors, the quality of market data used for pricing, and the valuation techniques used are all subject to internal review and approval procedures. Any change in these variables could give rise to the financial instruments being carried at a different valuation, with a consequent impact on stockholder’s equity and, in the case of derivatives and trading portfolio assets, the income statement.

Item 18 & 19 Financial statements and Exhibits

Accounting Policies—Financial Assets (extract)

The fair value of assets traded in active markets is based on current bid prices. In the absence of current bid prices, or in the case of over-the-counter derivatives, the Group establishes a fair value using valuation techniques. These valuation techniques include the use of arm’s length transactions, reference to other similar instruments, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Note 56 – Fair Value of Financial Instruments

The term “financial instruments” includes both financial assets and financial liabilities. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Readers of these financial statements are advised to use caution when using the data to evaluate the Group’s financial position or to make comparisons with other institutions.

Fair value information is not provided for items that do not meet the definition of a financial instrument. These include short-term receivables and payables, intangible assets such as the value of the branch network and the long-term relationships with depositors, premises and equipment and stockholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at December 31, 2008.

The following table gives details of the carrying amounts and fair values of financial instruments of the Group at December 31, 2008 and 2007.

		December 31, 2008		December 31, 2007
	Notes	Carrying amount	Fair Value	Carrying amount	Fair Value
		€m	€m	€m	€m
Financial assets
Cash and balances at central banks	b			1,264	1,264
Treasury bills and other eligible bills	a			15	15
Items in course of collection	b			383	383
Trading portfolio financial assets	a			8,256	8,256
Derivative financial instruments	a			4,557	4,557
Loans and receivables to banks	c			9,465	9,540
Loans and receivables to customers	d			127,603	127,517
Financial investments available for sale	a			20,969	20,969
Fair value hedged asset positions	e			3	—
Disposal groups and assets classified as held for sale	b			239	239

Financial liabilities
Deposits by banks	f			30,389	30,392
Customer accounts	f			81,308	81,269
Trading portfolio financial liabilities	a			194	194
Derivative financial instruments	a			3,876	3,876
Debt securities in issue	f			41,866	41,669
Subordinated liabilities and other capital instruments	f			4,605	4,148
Fair value hedged liability positions	e			(79)	—
Disposal group classified as held for sale	b			161	161

The following table sets out the valuation methodologies adopted by asset and liability class as at December 31, 2008.

	Notes	Quoted market prices	Valuation techniques using observable market data	Valuation techniques using non-observable market data	Total
		€m	€m	€m	€m
Classes of financial assets

Classes of financial liabilities

Quoted market prices

Quoted market prices are used where those prices are considered to represent actual and regularly occurring market transactions on an arm’s length basis, in active markets.

Valuations for negotiable instruments such as debt and equity securities are determined using bid prices for asset positions and offer prices for liability positions. Where securities are traded on an exchange, the fair value is based on prices from the exchange. The market for debt securities largely operates on an ‘over the counter’ basis which means that there is not an official clearing or exchange price for these security instruments. Therefore market makers and/or investment banks (“contributors”) publish bid and offer levels which reflect an indicative price that they are prepared to buy and sell a particular security. The Group’s valuation policy requires that the prices used in determining the fair value of securities quoted in active markets must be sourced from established market makers and/or investment banks.

Valuation techniques using observable market data.

In the absence of quoted market prices, fair value is calculated using valuation techniques.

Where the fair value is calculated using valuation techniques, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These valuation techniques use as their basis independently sourced market data including interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Most market data are either directly observable or are implied from instrument prices. The assumptions involved in these valuation techniques include:-

•

the likelihood and expected timing of future cash flows of the instrument. These cash flows are generally governed by the terms of the instrument, although management judgement may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. In addition, future cash flows may also be sensitive to the occurrence of future events, including changes in market rates; and

•	selecting an appropriate discount rate for the instrument, based on the interest rate yield curves including the determination of an appropriate spread for the instrument over the risk-free rate.

These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision.

Notes

Financial instruments recorded at fair value in the financial statements

(a)	Financial instruments reported at fair value include trading portfolio financial assets and liabilities, derivative financial instruments and financial investments available for sale.

The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices, or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange.

The fair value of unquoted equity shares and over-the-counter derivative financial instruments is calculated using valuation techniques, as described above. The market data is either directly observable or are implied from instrument prices at December 31, 2007.

Financial instruments with fair value information presented separately in the notes to the financial statements

(b)	The fair value of these financial instruments is considered equal to the carrying value. These instruments are either carried at market value or have minimal credit losses.

(c)

The fair value of loans and receivables to banks are estimated using discounted cash flows applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d)

The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Valuation techniques are used in estimating the fair value of loans, primarily using discounted cash flows, applying market rates where practicable. Other valuation techniques which may be used include using recent arm’s length market transactions; and reference to fair value of another similar instrument. The fair value of fixed rate loans is calculated by discounting expected cash flows using discount rates that reflect the credit and interest rate risk in the portfolio. In addition to the assumptions set out above under valuation techniques, regarding cash flows and discount rates, a key assumption for the loans and receivables is that the carrying amount of variable rate loans approximates to market value where there was no significant change in the credit risk of the borrower.

(e)	The fair value of the hedged asset and liability positions are included in the fair value of the relevant assets and liabilities being hedged.

(f)

The fair value of current accounts and deposit liabilities, including debt securities in issue, which are repayable on demand, or which re-price frequently, approximates to their book value. The fair value of all other deposits and other borrowings is estimated using discounted cash flows applying either market rates, where applicable, or interest rates currently offered by the Group.

(g)

The estimated fair value of subordinated liabilities and other capital instruments is based on quoted prices where available, or where these are unavailable, are estimated using valuation techniques using observable market data.

Commitments pertaining to credit-related instruments

Details of the various credit-related commitments entered into by the Group and other off-balance sheet financial guarantees are included in note xx. Fees for these instruments may be billed in advance or in arrears on an annual, quarterly or monthly basis. In addition, the fees charged vary on the basis of instrument type and associated credit risk. As a result it is not considered practicable to estimate the fair value of these instruments because each customer relationship would have to be separately evaluated.